February 12, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	AzurRx BioPharma, Inc.
Registration Statement on Form S-3 (File No. 333-252623)
Filed on February 1, 2021

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, AzurRx BioPharma, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at 4:30 p.m., Eastern Standard Time, on February 16, 2021, or as soon as practicable thereafter.

Please call James O’Grady of Lowenstein Sandler LLP at (646) 414-6849 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours, AZURRX BIOPHARMA, INC.

By: /s/ James Sapirstein Name: James Sapirstein Title: President and Chief Executive Officer